October 4, 2017

Via e-mail and EDGAR

Christina E. Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Herbalife Ltd. Schedule TO-I filed on August 21, 2017 Schedule TO-I/A filed on August 28, 2017 Schedule TO-I/A filed on September 18, 2017 Schedule TO-I/A filed on October 2, 2017 File No. 005-80216

Dear Ms. Chalk:

On behalf of our client, Herbalife Ltd. (“Herbalife” or the “Company”), set forth below are Herbalife’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the comment letter, dated October 3, 2017 (with each Staff comment noted below in italics) (the “Comment Letter”), with respect to the Schedule TO-I filed by Herbalife on August 21, 2017 (as amended by the Schedule TO-I/A filed by Herbalife on August 28, 2017, the Schedule TO-I/A filed by Herbalife on September 18, 2017 and the Schedule TO-I/A filed by Herbalife on October 2, 2017, the “Schedule TO”), the Offer to Purchase, dated August 21, 2017 (as amended by the Amended and Restated Offer to Purchase, dated September 18, 2017), attached thereto as an exhibit (the “Offer to Purchase”), and the Form of Contingent Value Rights Agreement, also attached thereto as an exhibit (the “CVR Agreement” and, together with the Schedule TO and the Offer to Purchase, the “Tender Offer Materials”). Filed concurrently herewith is Amendment No. 4 to the Schedule TO (“Amendment No. 4”) addressing your comments. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Tender Offer Materials.

Background and Reasons for Including a CVR in the Offer Consideration

1.	Refer to comment 6 in our last comment letter dated September 26, 2017 and your response. We note the new disclosure you have added in several parts of this section to the effect that the Board terminated discussions with Party A before commencing this Offer because the Board determined it was unlikely a transaction with Party A could be successfully consummated “in the near term.” Given the CVR component to this Offer, which is based on the prospects for consummating a Going Private Transaction within two years from the date of this Offer, we believe it is particularly important for shareholders to understand the reasons for the Board’s belief. Expand to describe the specific reasons for the Board’s belief about the lack of prospects for consummating the transaction with Party A. Your expanded disclosure should make clear which of such reasons are specific to Party A versus which may be generally applicable.

October 4, 2017

Response:

In response to the Staff’s comment, the Company has revised the seventh and eighth paragraphs under the heading “Background and Reasons for Including a CVR in the Offer Consideration” in the Offer to Purchase pursuant to Amendment No. 4 as set forth in the following marked excerpt:

As noted above, the Board on February 21, 2017 authorized a new three-year $1.5 billion share repurchase program, with approximately $299.2 million of common shares repurchased in open market purchases as of the Board meeting on August 17, 2017, and the Board sought to have the Company repurchase a meaningful number of shares under such program before year end 2017. Ultimately, ~~After~~ the Board determined in its business judgment it was unlikely a definitive agreement could be reached ~~transaction~~ with Party A ~~could be successfully consummated in the near term~~ before such year end. In reaching such determination, the Board noted a lack of momentum in the discussions such that the signing of a definitive agreement before such year end was unlikely, as evidenced by the lack of any concrete discussions between the parties regarding valuation or any other material terms. As such, the Company instructed its financial advisor to terminate discussions with Party A in order to ~~and decided to~~ move forward with the self-tender offer pursuant to the Company’s previously announced share repurchase program.

On August 16, 2017, the Company’s financial advisor sent Party A formal notice communicating the Company’s decision to terminate all discussions and rescind Party A’s access to the data room previously established for conducting due diligence on the Company; the last upload of information into the data room occurred on June 1, 2017, and the last access to the data room by Party A occurred on July 20, 2017.

On August 20, 2017, after receipt of the notice formally terminating discussions, a representative of Party A and a representative of the Company had a conversation. Party A did not indicate a desire to reinitiate the discussions at a future date, but they did indicate that they had not lost interest. As discussed above, the Company chose not to reengage in discussions with Party A because the Board had determined in its business judgment it was unlikely a transaction with Party A could be successfully consummated before year end 2017 ~~in the near term~~ and decided to move forward with the tender offer.

2.	See our last comment above. Because the CVR is limited in term, clarify what the Board meant by “the near term” as part of this deliberative process.

Response:

Please see our revisions to the seventh and eight paragraphs under the heading “Background and Reasons for Including a CVR in the Offer Consideration” in the Offer to Purchase in our response to Question 1 above. As clarified by our revised disclosure, the phrase “the near term” in this context refers to the period prior to the end of 2017.

October 4, 2017

If we can be of any further assistance, or if you have any questions regarding this letter, please do not hesitate to call me at (310) 552-8641 or my partner, Jim Moloney, at (949) 451-4343.

Sincerely,

/s/ Jonathan K. Layne

cc:	Richard Werber Acting General Counsel Herbalife Ltd.

James J. Moloney

Gibson Dunn & Crutcher LLP